UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13GA
Under the Securities Exchange Act of 1934
(Amendment No. 1)

MUELLER WATER PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

624758108
(CUSIP Number)

April 20, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[] Rule 13d-1(b)
[X] Rule 13d-1(c)
[] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SOCIETE GENERALE

2.Check the Appropriate Box if a Member of a Group
(a) [  ]
(b) [  ]

3.SEC Use Only

4.Citizenship or Place of Organization
France

Number of Shares Beneficially Owned by Each Reporting Person With

5.Sole Voting Power
0

6.Shared Voting Power
0

7.Sole Dispositive Power
0

8.Shared Dispositive Power
0

9.Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[  ]

11.Percent of Class Represented by Amount in Row (9)
0.0%

12.Type of Reporting Person:
OO

Item 1(a). Name of Issuer:
Mueller Water Products, Inc. (the "Issuer")

Item 1(b). Address of Issuer?s Principal Executive Offices:
1200 Abernathy Road, NE Suite, Atlanta, GA, 30328, United States

Item 2(a). Name of Person Filing

This Statement is filed on behalf of the following person
(the "Reporting Person"):

Societe Generale ("SocGen")

SocGen is a bank registered as such in France.

Item 2(b). Address of Principal Business Office or, if None, Residence

The address of the principal business office of SocGen is 29 Boulevard Haussmann,75009, Paris, France.

Item 2(c). Citizenship

SocGen is a French company

Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share (the "Shares")

Item 2(e). CUSIP Number:
624758108

Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)[  ]
Broker or dealer registered under Section 15 of the Exchange Act.
(b)[  ]
Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)[  ]
Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)[  ]
Investment company registered under Section 8 of the Investment Company
Act.
(e)[  ]
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)[  ]
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)[  ]
A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)[  ]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)[  ]
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)[  ]
Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

Item 4(a) Amount Beneficially Owned:

As of April 20, 2008, SocGen may be deemed to beneficially own
0 of the Class A Common Shares of the Issuer.

Item 4(b) Percent of Class:

The number of Shares of which SocGen may be deemed to be the beneficial owner of constitutes 0.0% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, there were 29,199,935 Shares outstanding as of January 31, 2008).

Item 4(c) Number of Shares of which such person has:
SocGen:
(i) Sole power to vote or direct the vote:
0
(ii) Shared power to vote or direct the vote:
0
(iii) Sole power to dispose or direct the disposition of:
0
(iv) Shared power to dispose or direct the disposition of:
0

Item 5.  Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[x]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10. Certification:

By signing below the Reporting Person certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2008

SOCIETE GENERALE

-----------------------------
By: _/s/ Francois Barthelemy

Name: Francois Barthelemy

Title:   Managing Director